SEC COMMISSION

549

04019719

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2003 (MM/DD/YY) AND ENDING April 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Kawano & Co., Inc.

RECD S.E.C.
JUN 28 2004

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Room 503
(No. and Street)

Honolulu, Hawaii 96813
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Kawano (808)538-3681
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaya, Odo & Sato
(Name — *if individual, state last, first, middle name*)

1299 S. Beretania Street, Suite 300, Honolulu, Hawaii 96814
(Address) (City) (State) Zip Code)

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melvin Kawano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Kawano & Co., Inc., as of April 30, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JUN 2 2 2004

Signature

PRESIDENT

Title

Notary Public BRENDA AU

My Commission Expires MAY 1 7 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2004

Kaya, Odo & Sato
Certified Public Accountants
Honolulu, Hawaii

KAYA, ODO & SATO
Certified Public Accountants
Honolulu, Hawaii

June 16, 2004

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have audited the accompanying balance sheet of H. Kawano & Co., Inc. as of April 30, 2004, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo + Sato

TABLE OF CONTENTS

EXHIBIT A

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2004

ASSETS

Cash	$ 75,855
Marketable securities owned by firm:	
Investment account, at market value	275,770
Income tax refunds receivable	3,582
Prepaid expenses	1,884
Furniture and equipment, at cost, net of accumulated depreciation	605
Rental deposits	2,318
	$360,014

LIABILITIES AND STOCKHOLDERS' EQUITY

Deferred income taxes	$ 17,222
Stockholders' equity	
Common A voting, $1.00 par value, authorized 100,000 shares, issued 81,870 shares	$ 81,870
Common B non-voting, $1.00 par value, authorized 100,000 shares, issued 91,715 shares	91,715
Additional paid-in capital	49,583
Retained earnings (Exhibit B)	252,472
Accumulated other comprehensive income	22,829
Less treasury shares, 35,701 of Common A and 75,952 of Common B, at cost	(155,677)
	342,792
	$360,014

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2004

REVENUES	
Commissions	$ 306,196
Dividends and interest	113
	306,309
EXPENSES	
Payroll	210,061
Rent	26,315
Taxes, other than income	29,922
Employee accommodations	20,448
Utilities	4,569
Office supplies and postage	4,524
Professional services	5,200
Insurance	4,667
Dues and subscriptions	760
Repairs and maintenance	202
Depreciation	113
	(306,781)
Loss before income taxes	(472)
INCOME TAXES	(6,533)
Net loss	(7,005)
RETAINED EARNINGS AT BEGINNING OF YEAR	259,477
RETAINED EARNINGS AT END OF YEAR	$ 252,472

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss (Exhibit B)	$(7,005)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	113
Changes in assets:	
Income tax refunds receivable	6,724
Prepaid expenses	(232)
Net cash used for operating activities	(400)
CHANGE IN CASH	(400)
CASH AT BEGINNING OF YEAR	76,255
CASH AT END OF YEAR	$ 75,855

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2004

Common shares		
Balance at beginning and end of year	$173,585	
Additional paid-in capital		
Balance at beginning and end of year	$ 49,583	
Retained earnings		
Balance at beginning of year	$ 259,477	
Net loss for the year	(7,005)	$(7,005)
Balance at end of year	$ 252,472	
Accumulated other comprehensive income, net of tax		
Balance at beginning of year	$(11,864)	
Unrealized gain on securities		
Unrealized holding gain arising during the period	34,693	34,693
Comprehensive income		$ 27,688
Balance at end of year	$ 22,829	
Treasury shares		
Balance at beginning and end of year	$(155,677)	
Total stockholders' equity	$ 342,792	

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2004

Nature of Business Activity

The Company was a full service securities broker/dealer until August of 1998, at which time a decision was made to change the sales focus and direction. The Company halted all trading of individual securities and now executes only registered investment companies transactions.

Note 1: Accounting Policies

Marketable Securities

Marketable securities are carried at market value. At April 30, 2004 the securities had a cost and market value of $235,719 and $275,770 respectively.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Note 2: Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Net Capital

As a member of the National Association of Securities Dealers, Inc., the Company was required at April 30, 2004 to maintain a net capital of $25,000 and net-capital ratio not to exceed 15 to 1. The net capital of the Company was $293,037 and the net-capital ratio was .059 to 1 at April 30, 2004.

Note 4: Lease Commitments

The Company leases its Honolulu business premises with a 2 year agreement that expires on December 31, 2005. The lease calls for monthly payments of $405 plus common area charges and general excise tax. The Los Angeles office has a lease agreement for its business premises that expired on November 30, 2000 and is currently on a month to month basis.

Note 5: Deferred Income Taxes

Deferred income taxes reflect the tax effect on the unrealized gain on marketable securities.

Note 6: Income Taxes

Income taxes on the Statement of Income is the result of a reduction to the April 30, 2003 net operating loss carryback refund due to a change in the carryback period as required by the Job Creation and Workers Act of 2002.

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2004

Total ownership equity (Exhibit D)		$342,792
Less ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		342,792
Add subordinated liabilities		-
Total capital and allowable subordinated liabilities		342,792
Less non-allowable assets		(8,389)
Net capital before haircuts on securities		334,403
Less: Haircuts on securities	$41,366	
Undue concentration	-	(41,366)
Net capital		$293,037
Minimum net capital required (6 2/3% of $17,222)		$ 1,148
Minimum dollar net capital required		$ 25,000
Net capital requirement (greater of the above)		$ 25,000
Excess net capital		$268,037
Excess net capital at 100% less 10% liabilities		$291,315
Liabilities		$ 17,222
Percentage of aggregate indebtedness to net capital		5.9

Schedule 2

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2004

EXEMPTIVE PROVISIONS
Exemption from Rule 15c3-3 is claimed under Section B(K)(2)(A) -

"Special Account for the Exclusive Benefit of Customers of H. Kawano & Co., Inc.".

Schedule 3

RECONCILIATION

April 30, 2004

As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding unaudited most recent Part IIA filing and there were no material differences.

KAYA, ODO & SATO
Certified Public Accountants
Honolulu, Hawaii

June 16, 2004

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)

Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2004 did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Kaya, Odo + Sato

KAYA, ODO & SATO
Certified Public Accountants
Honolulu, Hawaii

June 16, 2004

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have examined the financial statements of H. Kawano & Co., Inc. for the period ended April 30, 2004, and have issued our report thereon dated June 16, 2004. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2004, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo + Sato